Exhibit 99.1

ELBIT IMAGING LTD. TERMINATES
STANDBY EQUITY PURCHASE AGREEMENT WITH YORKVILLE

Tel Aviv, Israel, May 31, 2011, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today that the Standby Equity Purchase Agreement dated March 25, 2011 between Elbit and YA Global Master SPV Ltd. (“Yorkville”) was terminated by mutual consent. Elbit did not draw down any funds or issue any shares under the agreement. For further information with respect to these transactions, see Elbit’s report on Form 6-K dated March 27, 2011.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments; and (b) investments in hospitals and farm and dairy plants in India.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054